SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of July 2007

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

INVESTOR CONTACTS
investor.relations@homex.com.mx

Carlos J. Moctezuma
Head of Investor Relations
ᢒ7759-5838
cmoctezuma@homex.com.mx

Second Quarter 2007 Results

Homex Reports Solid Revenue, EBITDA and Net Income Growth in the Second Quarter of 2007

Culiacán Mexico, July 24, 2007 - Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced results for the second quarter ended June 30, 20071  Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of June 30, 2007 in accordance with Mexican GAAP. The symbols “Ps.” and “$”refer to Mexican pesos and “US$” refers to U.S. dollars. The second quarter 2007 financial information is unaudited and is subject to adjustment.

Highlights

•	Total revenues increased 19.6% in the second quarter of 2007 to Ps.3.6 billion from Ps.3.0 billion in the second quarter of 2006.

•
The Company sold 12,289 homes during the second quarter, representing an increase of 15.9% over the same period of 2006. Affordable entry and middle-income unit sales increased 15.3% and 22.8%, respectively, during the quarter.

•	EBITDA during the quarter was Ps.853.0 million, an 18.7% increase from the Ps.718.4 million reported in the second quarter of 2006.

•	Net income increased 19.9% in the second quarter of 2007 to Ps.419.5 million from Ps.349.8 million in the second quarter of 2006.

•	Overall operating cycle continued improving to 313 days in the second quarter of 2007 from the 331 days recorded in the first quarter of 2007.

•
Accounts receivable as a percentage of total revenues improved significantly to 39.4% from the 48.4% reported in June 2006. Accounts receivable turnover days improved to 142 days as of June 2007 from 174 days reported as of June 2006.

"Homex continues to post strong results, meeting our overall targets and continuing to build on our leadership position in the market. I am very excited to be back heading the Company and remain convinced of its bright future,” stated Gerardo de Nicolas, Chief Executive Officer of Homex. “The Mexican market remains strong, both in affordable entry-level, where the federal government is increasingly supporting homebuilding and Homex is well positioned to leverage these opportunities, and in middle-income where the Company continues to expand its presence with better and more attractive products.”

1 Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of June 30, 2007 in accordance with Mexican GAAP. The symbols “Ps.” and “$”refer to Mexican pesos and “US$” refers to U.S. dollars. The second quarter 2007 financial information is unaudited and is subject to adjustment.

FINANCIAL AND OPERATING HIGHLIGHTS				SIX MONTHS
Thousands of constant pesos as of June 30, 2007, unless otherwise indicated	2Q'07	2Q'06	% Chg.	2007	2006	% Chg.
Volume (Homes)	12,289	10,603	15.9%	22,050	19,173	15.0%
Revenues	$3,574,733	$2,988,961	19.6%	$6,434,364	$5,371,146	19.8%
Gross profit	$1,133,543	$951,365	19.1%	$2,043,566	$1,694,606	20.6%
Operating income	$778,890	$655,976	18.7%	$1,404,269	$1,184,821	18.5%
Net Interest Expense	$88,771	$109,725	-19.1%	$167,573	$213,453	-21.5%
Net Income	$419,491	$349,811	19.9%	$874,701	$592,678	47.6%
EBITDA (a)	$853,053	$718,393	18.7%	$1,686,549	$1,262,834	33.6%
Gross Margin	31.7%	31.8%		31.8%	31.6%
Operating Margin	21.8%	21.9%		21.8%	22.1%
EBITDA Margin	23.9%	24.0%		26.2%	23.5%
Earnings per share	1.25	1.04		2.60	1.76
Earnings per ADR presented in US (b)	0.70	0.58		1.45	0.98
Weighted avge. shares outstanding (MM)	335.9	335.9		335.9	335.9
Accounts receivable (as a % of sales)				39.4%	48.4%
Accounts receivable (days) period-end				142	174
Inventory turnover (days) period-end				379	224
Inventory (w/o land) turnover (days) period-end				63	59

(a) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense and employee statutory profit sharing expense. Please see Financial Results / EBITDA, which includes a table that sets forth a reconciliation of net income to EBITDA for the second quarter 2007 and 2006.

(b) US$ values estimated using an exchange rate Ps.10.77 per US$1.00. Common share/ADR ratio: 6:1

Operating Results

Homex operates in 29 cities and 18 states across Mexico as of June 30, 2007.

VOLUME				SIX MONTHS
	2Q'07	2Q'06	Change 2Q07 / 2Q06	2007	2006	Change 07/06
Affordable entry	11,250	9,757	15.3%	20,146	17,623	14.3%
Middle-income	1,039	846	22.8%	1,904	1,550	22.8%
Total volume	12,289	10,603	15.9%	22,050	19,173	15.0%

Sales Volumes. For the three-month period ended June 30, 2007, sales volume totaled 12,289 homes, of which affordable entry-level volumes accounted for 11,250 homes, representing 91.5% of the total sales volume. Increased availability of financing from all sources, particularly INFONAVIT, contributed to the higher sales volume of affordable entry-level homes. Sales of middle-income homes also continued to grow. Middle-income volume was 1,039 homes, or 8.5% of total sales and up 22.8% from the second quarter of 2006.

The average price during the second quarter for all homes sold was Ps.289 thousand, reflecting a 4.9% increase compared to the second quarter of 2006. An improved product offering within the middle-income segment resulted in a 23.7% increase in the average price during the period.

AVERAGE PRICE			PRICE RANGE BY SEGMENT*
Thousands of constant pesos as of June 30, 2007	2Q'07	2Q'06	Change 2Q07 / 2Q06	Low	High
Affordable-entry	$244	$245	-0.5%	$185	$600
Middle income	$778	$629	23.7%	$601	$2,100
Average price for all homes	$289	$276	4.9%
Compound average price for all homes	$365	$315	16.0%

* The Company categorized its products sold during the quarter according to the price ranges presented above.

Mortgage Financing. As of June 30, 2007, the Company’s customers obtained mortgages from the Mexican Workers' Housing Fund (INFONAVIT), the five largest Sofoles, five commercial banks and FOVISSSTE. During the second quarter of 2007, INFONAVIT represented 76.6% of the mortgages granted to Homex’s customers.

MORTGAGE FINANCING BY SEGMENT
Number of Mortgages
Financing Source	2Q'07	% of Total	2Q'06	% of Total
INFONAVIT	9,413	76.6%	7,822	73.8%
SHF & Banks	1,893	15.4%	1,866	17.6%
FOVISSSTE	983	8.0%	915	8.6%
Total	12,289	100.0%	10,603	100.0%

Geographic Expansion. During the quarter, Homex started a new affordable entry-level project in the city of León, in the state of Guanajuato. The Company also continued to consolidate its middle-income operations in its existing cities and launched five new middle-income phases or expansion projects in Culiacán, Tijuana, Juarez and Hermosillo during the second quarter.

Homex continues to follow a strategy of consolidating its operations in the most important housing markets in Mexico, maintaining a geographically diverse base of projects in medium-sized cities, while strengthening its presence in the major metropolitan areas in Mexico. Homex is one of the leading homebuilders in Mexico’s top four markets: Mexico City Metropolitan Area, Guadalajara, Monterrey and Tijuana and continues to have one of the leading positions in the additional 25 cities where the Company operates.

During the remainder of 2007 management expects to open in five new cities throughout Mexico.

Financial Results

Revenues increased 19.6% in the second quarter of 2007 to Ps.3,575 million from Ps.2,989 million in the same period of 2006. Total housing revenues in the second quarter of 2007 increased 21.5%, driven in part by higher middle-income sales volume, as well as higher average prices in the segment. Middle-income revenues in the second quarter of 2007 increased 51.9% and affordable entry-level increased 14.8%. Other revenues, which are mainly attributable to the sale of pre-fabricated construction materials such as block and concrete, decreased 65.0% mainly as a result of increased internal use of existing capacity.

REVENUES BREAKDOWN
Thousands of constant pesos as of June 30, 2007	2Q'07	2Q'06	Change 07 / 06
Affordable entry	$2,743,354	$2,390,387	14.8%
Middle-income	$808,050	$531,942	51.9%
Total housing revenues	$3,551,404	$2,922,329	21.5%
Other revenues	$23,329	$66,632	-65.0%
Total revenues	$3,574,733	$2,988,961	19.6%

Gross Profit. Homex generated a gross margin of 31.7% in the second quarter of 2007, remaining stable when compared to 31.8% in the same period of last year. For the quarter, gross profit increased 19.1% to Ps.1,133 million from Ps.951 million in the same quarter of 2006.

Selling and Administrative Expenses (SG&A). As previously announced, Homex assigned a value to the “Casas Beta” brand to be amortized over five years according to the generally accepted accounting principles in Mexico. A portion equivalent to three months of the “Casas Beta” brand value was amortized during the second quarter of 2007 resulting in a non-cash impact in the SG&A line of approximately Ps.23 million.

As a percentage of total revenues, selling and administrative expenses in the second quarter of 2007 improved to 9.3% from 9.9% in the second quarter of 2006, without taking into effect the amortization of the “Casas Beta” brand.

When compared to the previous quarter and taking into effect the amortization of the “Casas Beta” brand, SG&A as a percentage of revenue improved slightly to 9.9% in the second quarter of 2007 from the 10.0% reported in the prior-year period.

SELLING AND ADMINISTRATIVE EXPENSES
(Thousands of constant pesos as of June 30, 2007)	2Q07	% of Total	2Q06	% of Total	Change 07 / 06
Selling and administrative expenses	$331,890	9.3%	$295,389	9.9%	12.4%
Beta trademark amortization	22,763	0.6%	-	0.0%	-
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$354,654	9.9%	$295,389	9.9%	20.1%

Operating income in the second quarter of 2007 increased 18.7% to Ps.779 million compared to Ps.656 million in the same period of 2006. Operating income as a percentage of revenues reached 21.8% in the second quarter of 2007 compared to 21.9% in the same period of 2006, also affected by the non-cash Beta trademark amortization reflected in the SG&A line. Without considering the Beta trademark amortization, comparable operating income as a percentage of total revenues would have improved to 22.4%.

Other Income. In the second quarter 2007, the Company registered other income of Ps.3 million compared to other income of Ps.34 million in the same period of 2006. The second quarter 2007 result was mainly driven by the registered income from construction materials sold to third parties during the period.

Net comprehensive financing cost decreased to Ps.125 million in the second quarter of 2007 compared to Ps.182 million in the year ago period. As a percentage of revenues, net comprehensive financing cost was 3.5% in the second quarter of 2007 compared to 6.1% in the same quarter of 2006. The drivers of this increase included the following:

a)	Net interest expense decreased to Ps.89 million in the second quarter of 2007 from Ps.110 million in the second quarter of 2006, mainly driven by a reduction in the Company’s borrowing interest rates.

b)
The Company’s reported non-cash monetary position loss in the second quarter of 2007 was Ps.2 million compared to a monetary position gain of Ps.18 million in the second quarter of 2006, as a result of higher non-monetary assets.

c)
Foreign exchange loss in the second quarter of 2007 was Ps.34 million compared to a foreign exchange loss of Ps.91 million in the second quarter of 2006, derived mainly from the net changes in the translation of our foreign currency-denominated debt.

The monetary position and the foreign exchange gain are both non-cash items.

Net income for the second quarter of 2007 increased 19.9% to Ps.419 million from the Ps.350 million reported in the same period of 2006 mainly as a result of improved operations and a lower integral financing cost.

Earnings per share for the second quarter of 2007 were Ps.1.25 as compared to Ps. 1.04 in the same period of 2006.

EBITDA for the second quarter of 2007 rose 18.7% to Ps.853 million from Ps.718 million recorded in the second quarter of 2006. EBITDA margin for the quarter remained stable at 23.9% when compared to the previous quarter and relatively unchanged from the 24.0% in the same period last year.

The following table sets forth a reconciliation of net income to EBITDA for the second quarter 2007 and 2006.

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA DERIVED FROM OUR MEXICAN GAAP FINANCIAL INFORMATION		Three months ended June 30
(Thousands of constant pesos as of June 30, 2007)	2Q07	2Q06
Net Income (loss)	$419,491	$349,811
Depreciation	48,148	28,880
Beta Trademark	22,763	-
Net Comprehensive Financing Cost	124,993	182,243
Income Tax Expense	201,285	158,018
Minority Interest	36,372	-559
EBITDA	$853,053	$718,393

Land Reserve.  As of June 30, 2007, Homex’s land reserve was 48.9 million square meters, which includes both the titled land and land in process of being titled.  This is equivalent to 239,767 homes, of which 219,731 are focused on the affordable entry-level and 20,036 in the middle-income segment.

Homex has established a land reserve policy to maintain approximately three years of future sales of land bank on the balance sheet.  Accordingly, at the end of the second quarter of 2007 the Company maintained sufficient land reserves for the construction of more than three years of anticipated sales. In addition, Homex maintains approximately two years of additional anticipated sales in optioned land.

Liquidity. Homex’s average debt maturity is 8.0 years. The Company had net debt of Ps.1,516 million as of June 30, 2007. Homex’s debt to total capital ratio improved to 30.2% while net interest coverage was 9.61x. Homex funded its cash needs for the second quarter of 2007, including land acquisitions, Capex, debt service and working capital requirements through a combination of cash flow from operations and existing cash on hand.

•  Net debt: Ps.1,516 million

•  Net debt to EBITDA ratio: 0.43x

•  Debt to total capital ratio: 30.2%

•  Net interest coverage 9.61x

Free Cash Flow. The Company continued with its prudent investment policy during the quarter maintaining a comfortable cash position of Ps.2.1 billion. For the three months ended June 30, 2007, the Company registered a positive free cash flow in the amount of Ps.114 million. Accumulated for the six-month period, the free cash flow was negative by Ps.262 million. For the year Homex expects to be free cash flow neutral or slightly positive.

RECONCILIATION OF NET INCOME (LOSS) TO FREE CASH FLOW DERIVED FROM OUR MEXICAN GAAP FINANCIAL INFORMATION		Accumulated as of
(Thousands of constant pesos as of June 30, 2007)	Jun-07	Jun-06
Net Income (loss)	$874,701	$592,678
Items that did not require cash resources (non-cash items)	$543,771	275,329

Net resources used (generated) by operating activities	-$1,380,067	-331,452
Capital Expenditures	-$300,393	-162,786
Free Cash Flow after land purchases and capex	-$261,988	$373,769

Accounts Receivable. Homex reported total receivables equal to 39.4% of revenues for the twelve months ended June 30, 2007, representing an improvement over the 48.4% reported in the second quarter of 2006, calculated for the twelve months ended June 30, 2006. Compared to the previous quarter, accounts receivables as a percentage of sales remain stable, considering the implicit seasonality of the sector in the second quarter.

The period-end days in accounts receivable, calculated as of June 30, 2007, were 142 days, an improvement over the 174 days as of June 30, 2006. The year-over-year improvement in accounts receivable reflects improvements in the collection and construction processes and efficiencies achieved by the Company, despite the higher number of middle-income homes sold during the period, which take longer to construct.

WORKING CAPITAL CYCLE	2Q'07	2Q'06
Inventory w/land days	379	224
Turnover accounts receivable days	142	174
Turnover accounts payables days	208	120
Total Working Capital Cycle	313	278

2007 Guidance: The Company reaffirmed its guidance for 2007 published in December 2006:

2007 COMPANY GUIDANCE
Guidance 2007
Revenues Improvement	17% to 20% real
EBITDA Margin (%)	Approx. 24.0%
Free Cash Flow	Neutral to Positive

* * * * * * * * *

About Homex
Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold and net income.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached are the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three-month period ended June 30, 2007 and 2006, the Consolidated Statement of Changes in Financial Position for the three-month period ended June 30, 2007 and 2006 and the Consolidated Balance Sheet of Desarrolladora Homex, S.A.B. de C.V. as of June 30, 2007 and 2006.

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET COMPARISON OF JUNE 30, 2007 WITH JUNE 30,2006
(Figures in thousands of constant June 30, 2007 pesos)	jun-07		jun-06		Change 07 / 06
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,083,639	10.2%	1,803,659	11.3%	15.5%
Accounts receivable, net	5,582,099	27.2%	5,465,409	34.4%	2.1%
Inventories	10,185,091	49.7%	6,161,261	38.7%	65.3%
Other current assets	348,946	1.7%	291,718	1.8%	19.6%
Total current assets	18,199,775	88.7%	13,722,047	86.3%	32.6%

Property and equipment, net	868,812	4.2%	609,687	3.8%	42.5%
Goodwill	713,670	3.5%	713,670	4.5%	0.0%
Other assets	726,151	3.5%	860,305	5.4%	-15.6%
TOTAL	20,508,408	100.0%	15,905,709	100.0%	28.9%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	83,797	0.4%	81,411	0.5%	2.9%
Accounts payable	5,583,146	27.2%	3,317,880	20.9%	68.3%
Advances from customers	316,782	1.5%	314,959	2.0%	0.6%
Taxes payable	229,419	1.1%	338,693	2.1%	-32.3%
Total current liabilities	6,213,144		4,052,943		53.3%

Long-term notes payable to financial institutions	3,515,707	17.1%	3,502,053	22.0%	0.4%
Labour Obligations	51,845	0.3%	41,090	0.3%	26.2%
DEFERRED INCOME TAXES	2,421,283	11.8%	1,608,825	10.1%	50.5%
Total liabilities	12,201,979	59.5%	9,204,911	57.9%	32.6%
STOCKHOLDERS' EQUITY
Common stock	514,887	2.5%	514,887	3.2%	0.0%
Additional paid-in capital	3,198,690	15.6%	3,198,690	20.1%	0.0%
Retained earnings	4,293,876	20.9%	2,776,003	17.5%	54.7%
Excess in restated stockholders' equity	324,443	1.6%	329,397	2.1%	-1.5%
Cumulative initial effect of deferred income taxes	-154,264	-0.8%	-154,264	-1.0%	0.0%
Majority Stockholders´ Equity	8,177,632	39.9%	6,664,713	41.9%	22.7%

Minority interest	128,797	0.6%	36,085	0.2%	256.9%
TOTAL STOCKHOLDERS´ EQUITY	8,306,429	40.5%	6,700,798	42.1%	24.0%

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	20,508,408	100.0%	15,905,709	100.0%	28.9%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF SECOND QUARTER 2007 WITH SECOND QUARTER 2006
(Figures in thousands of constant pesos as of June 30, 2007 )	2Q'07		2Q'06		Change 07 / 06
REVENUES
Affordable-entry level revenue	2,743,354	76.7%	2,390,387	80.0%	14.8%
Middle income housing revenue	808,050	22.6%	531,942	17.8%	51.9%
Other revenues	23,329	0.7%	66,632	2.2%	-65.0%
TOTAL REVENUES	3,574,733	100.0%	2,988,961	100.0%	19.6%
TOTAL COSTS	2,441,189	68.3%	2,037,596	68.2%	19.8%

GROSS PROFIT	1,133,543	31.7%	951,365	31.8%	19.1%
SELLING AND ADMINISTRATIVE EXPENSES
Selling and Administrative Expenses	331,890	9.3%	295,389	9.9%	12.4%
Beta Trademark Amortization	22,763	0.6%	-	0.0%	-
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	354,654	9.9%	295,389	9.9%	20.1%

OPERATING INCOME	778,890	21.8%	655,976	21.9%	18.7%
OTHER INCOME AND EXPENSES	3,252	0.1%	33,537	1.1%	-90.3%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	116,663	3.3%	140,237	4.7%	-16.8%
Interest income	-27,893	-0.8%	-30,512	-1.0%	-
Foreign exchange (gain) loss	33,934	0.9%	90,894	3.0%	-62.7%
Monetary position loss	2,288	0.1%	(18,376)	-0.6%	-
	124,993	3.5%	182,243	6.1%	-31.4%
INCOME BEFORE INCOME TAX AND
EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	657,149	18.4%	507,270	17.0%	29.5%

INCOME TAX EXPENSE	201,285	5.6%	158,018	5.3%	27.4%
NET INCOME	455,864	12.8%	349,252	11.7%	30.5%
MAJORITY INTEREST	419,491	11.7%	349,811	11.7%	19.9%
MINORITY INTEREST	36,372	1.0%	(559)	0.0%	0.0%
NET INCOME	419,491	11.7%	349,811	11.7%	19.9%
Earnings per share	1.25	0.0%	1.04	0.0%	19.9%

EBITDA	853,053	23.9%	718,393	24.0%	18.7%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF SIX MONTHS 2007 WITH SIX MONTHS 2006
Figures in thousands of constant pesos as of June 30, 2007	2007 YTD		2006 YTD		Change 07 / 06
REVENUES
Affordable-entry level revenue	4,912,998	76.4%	4,311,528	80.3%	14.0%
Middle income housing revenue	1,458,272	22.7%	959,824	17.9%	51.9%
Other revenues	63,094	1.0%	99,794	1.9%	-36.8%
TOTAL REVENUES	6,434,364	100.0%	5,371,146	100.0%	19.8%
TOTAL COSTS	4,390,798	68.2%	3,676,540	68.4%	19.4%

GROSS PROFIT	2,043,566	31.8%	1,694,606	31.6%	20.6%
SELLING AND ADMINISTRATIVE EXPENSES
Selling and Administrative Expenses	593,646	9.2%	509,785	9.5%	16.5%
Beta Trademark Amortization	45,651	0.7%	-	0.0%	-
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	639,297	9.9%	509,785	9.5%	25.4%

OPERATING INCOME	1,404,269	21.8%	1,184,821	22.1%	18.5%
OTHER INCOME	152,584	2.4%	39,729	0.7%	284.1%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	233,591	3.6%	262,782	4.9%	-11.1%
Interest income	-66,018	-1.0%	-49,329	-0.9%	33.8%
Foreign exchange (gain) loss	37,220	0.6%	144,612	2.7%	-74.3%
Monetary position loss	38,480	0.6%	6,872	0.1%	460.0%
	243,273	3.8%	364,937	6.8%	-33.3%
INCOME BEFORE INCOME TAX AND
EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	1,313,580	20.4%	859,613	16.0%	52.8%

INCOME TAX EXPENSE	398,698	6.2%	270,300	5.0%	47.5%
NET INCOME	914,882	14.2%	589,313	11.0%	55.2%
MAJORITY INTEREST	874,701	13.6%	592,678	11.0%	47.6%
MINORITY INTEREST	40,181	0.6%	-3,365	-0.1%	-
NET INCOME	874,701	13.6%	592,678	11.0%	47.6%
Earnings per share	2.60		1.76		47.6%

EBITDA	1,686,549	26.2%	1,262,834	23.5%	33.6%

DESARROLLADORA HOMEX CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FOR SIX MONTHS ENDED JUNE 30, 2007
Figures in thousands of constant pesos as of June 30, 2007
Net Income	874,701
Non Cash items:
Depreciation	84,045
Minority Interest	42,270
Beta Trademark Amortization	45,651
Deferred income taxes	371,806
1,418,473
(Increase) decrease in:
Trade accounts receivable	-227,879
Inventories (w/land)	-1,025,538
Trade accounts payable	116,104
Other A&L, net (1)	-242,754
Changes in operating assets and liabilities	-1,380,067
Operating Cash Flow	38,405
Capex	-300,393
Free Cash Flow	-261,988
Net Financing Activities	-13,526
Net increase (decrease) cash	-275,514
Balance at beginning	2,359,153
Balance at end	2,083,639
(1) Includes adjustments of goodwill and others

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: July 24, 2007	Homex Development Corp. By: /s/ Alan Castellanos Name: Alan Castellanos Title: Chief Financial Officer